Exhibit 99.2

Associated Estates Realty Corporation
First Quarter 2003
Earnings Release and Supplemental Financial Data



Saw Mill Village
6900 Saw Mill Village Drive
Columbus, Ohio 43235-4999

Tel: (614) 761-9608
Web Site: www.sawmillvillageapts.com

Saw Mill Village, located in Columbus, Ohio, is a community of 340 units and has various unique floor plans from which to choose. Amenities include clubhouse with tanning salon, universal weight room, racquetball court, lighted tennis courts, washer and dryer in each unit, fireplace with mantel, and more.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
5025 Swetland Court   **Fax:**   (216) 289-9600
Richmond Heights, Ohio 44143-1467   **Web Site:**   www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.



In January 2003, the Company introduced a new corporate identity and branding strategy, including new logos for Associated Estates and MIG Realty Advisors. Our redesigned brand emphasizes the residential focus of our business. We expect to carry the consistency reflected in the new logos to the high level of service we provide to all of our residents. We are also incorporating the 'service satisfaction value' tagline in our identification program, which reflects our emphasis on customer satisfaction.

Associated Estates Realty Corporation
First Quarter 2003
Supplemental Financial Data

Table of Contents **Page**

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FIRST QUARTER RESULTS

Cleveland, Ohio - May 1, 2003 - Associated Estates Realty Corporation (NYSE: AEC) today reported a loss of $0.28 per common share (basic and diluted) for the first quarter ended March 31, 2003 compared with a loss of $0.13 per common share (basic and diluted) for the first quarter ended March 31, 2002.

Funds from operations (FFO) for the quarter were $0.16 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the first quarter of 2002. A reconciliation of net income to FFO is included on page 8.

Total revenue for the first quarter of 2003 was $38,137,000 compared with $40,138,000 in the first quarter of 2002, a decline of 5.0 percent. The decline in revenue reflects the impact of the weak apartment market and economic conditions that continue to depress rents and occupancy, and fewer managed properties.

Total general and administrative and service companies expenses decreased $776,000 or approximately 24.0 percent, and interest expense remained relatively flat compared with the first quarter of 2002.

Same Store Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were down 4.1 percent, and total property operating expenses for the same store (market-rate) portfolio increased 7.4 percent. Net operating income (NOI) declined 13.6 percent compared with the first quarter a year ago. A reconciliation of net operating income to net income is included on page 10.

The decline in revenues primarily reflects an increase in vacancies and rent concessions compared with the first quarter of 2002. The increase in property operating expenses compared with the first quarter a year ago reflects an increase of $427,000, or $0.02 per share, in utilities, primarily gas, due to the colder winter this year compared with last year; an increase of $374,000, or $0.02 per share, in repairs and maintenance expenses related primarily to snow removal expenses; and an increase of $215,000, or $0.01 per share, in real estate taxes and insurance, primarily related to an increase in insurance premiums.

The average quarterly rent per unit for the same store (market-rate) properties increased 1.7 percent to $823, while the average net collected rent declined 4.9 percent to $663. Rent concessions averaged $505 per new unit leased. Physical occupancy was 89.7 percent at the end of the quarter compared with 90.5 percent in the first quarter of 2002.

On a sequential quarterly basis, the average quarterly rent per unit for the same store (market-rate) properties remained flat. Physical occupancy improved 2.4 points, while the average net collected rent per unit declined 2.5 percent compared with the fourth quarter of 2002, reflecting the combined impact of current and previous concessions.

Acquisitions, Developments and Dispositions

Phase II of a joint venture in Atlanta, Georgia, consisting of 535 units, is currently in lease up and is 55.7 percent occupied. Phase I, consisting of 308 units, is currently 89.3 percent occupied.

A 288-unit joint venture development in Orlando near Hunter's Creek is under construction, with completion expected in August. Initial lease-up began in February, with stabilized occupancy targeted for the first quarter of 2004.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Quarter Ended March 31, 2003
(Unaudited; in thousands, except per share and ratio data)

| | Quarter Ended March 31, | |
OPERATING INFORMATION	2003	2002
Total revenue	$ 38,137	$ 40,138
Property revenue	$ 34,174	$ 33,598
Funds From Operations (FFO)	$ 3,020	$ 5,593
FFO per share:		
Basic	$ 0.16	$ 0.29
Diluted	$ 0.16	$ 0.29
Funds Available for Distribution (FAD)	$ 2,457	$ 4,894
Net (loss) income applicable to common shareholders	$ (5,353)	$ (2,537)
Per share:		
Basic	$ (0.28)	$ (0.13)
Diluted	$ (0.28)	$ (0.13)
Dividends per share	$ 0.17	$ 0.25
Payout ratio - FFO	106.3%	86.2%
Payout ratio - FAD	130.8%	100.0%
Common dividends - paid	$ 3,310	$ 4,855
Preferred dividends - paid	$ 1,371	$ 1,371
Service companies expenses	$ 960	$ 1,265
General and administrative expense	$ 1,512	$ 1,983
Interest expense[1]	$ 9,736	$ 9,633
Interest coverage ratio	1.49:1	1.64:1
Fixed charge coverage ratio [2]	1.32:1	1.46:1
General and administrative expense to property revenue	4.4%	5.9%
Interest expense to property revenue	28.5%	28.7%
Total NOI [3]	$ 16,628	$ 19,251
Property NOI	$ 16,373	$ 18,387
ROA [4]	7.9%	8.5%
Same-store market rate revenue decrease	(4.1)%	(0.8)%
Same-store market rate expense increase (decrease)	7.4%	(0.6)%
Same-store market rate NOI decrease	(13.6)%	(0.9)%
Same-store market rate operating margins	49.3%	54.8%

(1) Excludes amortization of financing fees of $293 for 2003 and $322 for 2002.
(2) Represents interest expense and preferred stock dividend payment coverage.
(3) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues.
(4) ROA is calculated as trailing twelve month property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2003
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA	March 31, 2003	December 31, 2002
Net real estate investments	$ 676,175	$ 683,058
Total assets	$ 725,101	$ 735,303
Total debt	$ 542,812	$ 540,498
Minority interest	$ 2,972	$ 2,972
Preferred stock	$ 56,250	$ 56,250
Total shareholders' equity	$ 145,524	$ 150,864
Common shares outstanding	19,462	19,474
Share price, end of period	$ 5.50	$ 6.75
Total market capitalization[1]	$ 740,521	$ 760,857
Debt to total assets	74.9%	73.5%

(1) Includes our share of unconsolidated debt of $34,419 and $32,659 as of March 31, 2003 and December 31, 2002, respectively.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2003

PORTFOLIO INFORMATION

Company Portfolio:	Properties	No. of Units
Directly owned:		
Acquisition	2	1,407
Affordable Housing	12	1,246
"Same Store" Market Rate	60	14,421
Joint ventures[1]	4	1,203
Third party managed	30	6,861
	108	25,138
Communities under development:		
Joint ventures	1	288[2]
	1	288
Total Company Portfolio	109	25,426

(1) Reflects the sale of a 36 unit, 50.0% joint venture property that was sold on April 17, 2003.

(2) At March 31, 2003, 84 units were available for leasing and 48 units were leased. Currently, it is anticipated that all 288 units should be available for leasing by August 2003.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
First Quarter 2003
(Unaudited; dollar amounts in thousands)

	March 31, 2003	December 31, 2002
ASSETS		
Real estate assets		
Investment in real estate	$ 913,224	$ 910,540
Construction in progress	4,475	5,868
Less: accumulated depreciation	(241,524)	(233,350)
Real estate, net	676,175	683,058
Cash and cash equivalents	2,087	900
Restricted cash	12,358	13,326
Other assets	34,481	38,019
	$ 725,101	$ 735,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 542,707	$ 540,393
Unsecured debt	105	105
Total indebtedness	542,812	540,498
Accounts payable and accrued expenses	33,793	40,968
Operating partnership minority interest	2,972	2,972
Total liabilities	579,577	584,438
Shareholders' equity		
Preferred shares, Class A cumulative, without par value;		
3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000		
authorized; 22,995,763 issued and 19,462,439 and 19,473,576		
outstanding at March 31, 2003 and December 31, 2002, respectively	2,300	2,300
Paid-in capital	279,095	279,039
Accumulated distributions in excess of accumulated net income	(160,151)	(154,798)
Less: Treasury shares, at cost, 3,533,324 and 3,522,187 shares		
at March 31, 2003 and December 31, 2002, respectively	(31,970)	(31,926)
Total shareholders' equity	145,524	150,865
	$ 725,101	$ 735,303

Associated Estates Realty Corporation
Consolidated Statements of Operations
Quarters Ended March 31, 2003 and 2002
(Unaudited; dollar and share amounts in thousands)

| | Quarter Ended March 31, | |
	2003	2002
REVENUE		
Rental income	$ 33,378	$ 32,960
Fee income and reimbursements	3,527	6,109
Other income	1,232	1,069
Total revenue	38,137	40,138
EXPENSES		
Property operating and maintenance	17,801	15,211
Depreciation and amortization	8,693	8,435
Direct property management and service companies expenses	3,263	5,310
Painting services and charges	445	366
General and administrative	1,512	1,983
Interest expense	10,029	9,955
Total expenses	41,743	41,260
(Loss) income before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	(3,606)	(1,122)
Gain on disposition of properties	-	255
Equity in net loss of joint ventures	(354)	(242)
Minority interest in operating partnership	(22)	(116)
Income before income from discontinued operations	(3,982)	(1,225)
Income from discontinued operations	-	59
Net (loss) income	(3,982)	(1,166)
Preferred share dividends	(1,371)	(1,371)
Net (loss) income applicable to common shares	$ (5,353)	$ (2,537)
Earnings per common share - basic:		
Income before income from discontinued operations	$ (0.28)	$ (0.13)
Income from discontinued operations	-	-
Net income	$ (0.28)	$ (0.13)
Earnings per common share - diluted:		
Income before income from discontinued operations	$ (0.28)	$ (0.13)
Income from discontinued operations	-	-
Net income	$ (0.28)	$ (0.13)
Funds From Operations (FFO) [1]	$ 3,020	$ 5,593
Funds Available For Distribution (FAD) [2]	$ 2,457	$ 4,894
Weighted average shares outstanding - basic	19,382	19,438
Weighted average shares outstanding - diluted	19,382	19,438

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

CALCULATION OF FFO AND FAD	Quarter Ended March 31, 2003	2002
Net (loss) income applicable to common shares	$ (5,353)	$ (2,537)
Add: Depreciation - real estate assets	8,014	7,904
Depreciation - real estate assets - joint ventures	271	339
Amortization of joint venture deferred costs	10	-
Amortization of intangible assets	78	142
Less: Gain on disposition of properties	-	(255)
Funds From Operations (FFO) [(1)]	3,020	5,593
Add: Depreciation - other assets	601	523
Depreciation - other assets - joint ventures	85	34
Amortization of deferred financing fees	293	324
Amortization of deferred financing fees - joint ventures	19	6
Less: Fixed asset additions [(2)]	(1,558)	(1,479)
Fixed asset additions - joint ventures [(2)]	(3)	(107)
Funds Available for Distribution (FAD)	$ 2,457	$ 4,894
Weighted average shares outstanding - basic	19,382	19,438
Weighted average shares outstanding - diluted	19,382	19,438
PER SHARE INFORMATION:		
FFO - basic	$ 0.16	$ 0.29
FFO - diluted	0.16	0.29
Dividends	0.17	0.25
Payout ratio - FFO	106.3%	86.2%
Payout ratio - FAD	130.8%	100.0%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflects the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Three Months Ended March 31, 2003	
		Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 3,150	$ 184
Maintenance personnel labor cost[2]		1,918	112
Total Operating Expenses Related to Repairs and Maintenance		5,068	296
CAPITAL EXPENDITURES			
Recurring Capital Expenditures			
Amenities	5	22	1
Appliances	5	166	10
Building improvements[3]	14	449	26
Carpet and flooring	5	662	39
HVAC and mechanicals	15	78	5
Landscaping and grounds	14	-	-
Office/model	5	5	-
Suite improvements	5	28	2
Miscellaneous	5	50	3
Total Recurring Capital Expenditures - Properties		1,460	86
Corporate capital expenditures[4]		98	6
Total Recurring Capital Expenditures		1,558	92
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 6,626	$ 388
Total Recurring Capital Expenditures		$ 1,558	
Investment/Revenue Enhancing Expenditures - Underground parking garage[5]	30	237	
Grand Total Capital Expenditures		$ 1,795	

(1) Calculated using 17,074, including 1,407 acquisition, 1,246 affordable housing and 14,421 same store (market-rate).

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) Includes primarily building exterior work, exterior painting and new roofs.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) Related to a single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Quarter Ended March 31, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,905	$ 29,932	$ 2,337	$ 3,963	$ 38,137
Expenses	1,466	15,158	1,177	3,708	21,509
NOI [(1)]	439	14,774	1,160	255	16,628
Depreciation and amortization	108	7,816	307	462	8,693
General and administrative	125	1,277	110	-	1,512
Interest expense	186	9,776	1	66	10,029
	419	18,869	418	528	20,234
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	20	(4,095)	742	(273)	(3,606)
Gain on disposition of properties	-	-	-	-	-
Equity in net loss of joint ventures	(211)	(136)	(7)	-	(354)
Minority interest in operating partnership	-	-	-	(22)	(22)
(Loss) income before income from discontinued operations	(191)	(4,231)	735	(295)	(3,982)
Income from discontinued operations	-	-	-	-	-
Net (loss) income	(191)	(4,231)	735	(295)	(3,982)
Preferred share dividends	(73)	(1,145)	(91)	(62)	(1,371)
Net (loss) income applicable to common shares	$ (264)	$ (5,376)	$ 644	$ (357)	$ (5,353)
Weighted average shares outstanding - basic					19,382
Weighted average shares outstanding - diluted					19,382
FFO per share - basic	$ -	$ 0.12	$ 0.05	$ (0.01)	$ 0.16
FFO per share - diluted	$ -	$ 0.12	$ 0.05	$ (0.01)	$ 0.16

	Quarter Ended March 31, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 32	$ 31,238	$ 2,328	$ 6,540	$ 40,138
Expenses	28	14,116	1,067	5,676	20,887
NOI [(1)]	4	17,122	1,261	864	19,251
Depreciation and amortization	1	7,644	327	463	8,435
General and administrative	163	1,675	145	-	1,983
Interest expense	(364)	10,074	56	189	9,955
	(200)	19,393	528	652	20,373
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	204	(2,271)	733	212	(1,122)
Gain on disposition of properties	255	-	-	-	255
Equity in net (loss) income of joint ventures	(178)	(65)	1	-	(242)
Minority interest in operating partnership	-	-	-	(116)	(116)
Income (loss) before income from discontinued operations	281	(2,336)	734	96	(1,225)
Income from discontinued operations	59	-	-	-	59
Net income (loss)	340	(2,336)	734	96	(1,166)
Preferred share dividends	(34)	(1,157)	(89)	(91)	(1,371)
Net income (loss) applicable to common shares	$ 306	$ (3,493)	$ 645	$ 5	$ (2,537)
Weighted average shares outstanding - basic					19,438
Weighted average shares outstanding - diluted					19,438
FFO per share - basic	$ 0.02	$ 0.21	$ 0.05	$ 0.01	$ 0.29
FFO per share - diluted	$ 0.02	$ 0.21	$ 0.05	$ 0.01	$ 0.29

(1) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues.

Associated Estates Realty Corporation
"Same Store" Market Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Revenues					
Rental	$ 29,211	$ 29,907	$ 30,908	$ 30,934	$ 30,603
Other income	721	688	688	698	635
Total Revenue	29,932	30,595	31,596	31,632	31,238
Property Operating and Maintenance Expenses					
Personnel	3,945	3,975	4,203	4,040	4,090
Advertising	623	696	637	734	671
Utilities	2,120	1,697	1,893	1,603	1,693
Repairs and maintenance	2,837	2,685	3,445	3,316	2,463
Real estate taxes and insurance	4,314	3,517	3,833	3,930	4,099
Other operating	1,319	1,356	1,230	1,104	1,100
Total Expenses	15,158	13,926	15,241	14,727	14,116
Net Operating Income	$ 14,774	$ 16,669	$ 16,355	$ 16,905	$ 17,122
Operating Margin	49.4%	54.5%	51.8%	53.4%	54.8%
Total Number of Units	14,421	14,421	14,421	14,421	14,421
NOI Per Unit	$ 1,024	$ 1,156	$ 1,134	$ 1,172	$ 1,187
Average Net Collected Per Unit	$ 663	$ 680	$ 699	$ 701	$ 697
Average Physical Occupancy	89.7%	87.3%	91.0%	93.0%	90.5%
Average Economic Occupancy	80.6%	82.7%	85.5%	86.1%	86.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Quarters Ended March 31, 2003 and 2002

		Quarter Ended March 31,			
		2003		2002	
REVENUE GROWTH					
Region	No. of Units	% Change	% of Revenue	% Change	% of Revenue
Arizona	204	(10.2)%	1.3%	(8.6)%	1.4%
Florida	1,128	(4.0)	9.7	4.3	9.7
Georgia	706	(3.6)	4.2	(7.6)	4.2
Indiana	836	(4.7)	5.9	2.7	5.9
Metro D.C.	668	0.3	6.7	5.5	6.4
Michigan	2,888	(4.4)	19.9	(4.3)	20.0
North Carolina	276	(14.4)	1.5	(10.7)	1.6
Ohio - Central Ohio	3,135	(3.1)	19.5	(1.2)	19.3
Ohio - Northeastern Ohio	2,778	(3.6)	20.1	3.6	20.1
Ohio - Northeastern - Congregate Care	170	(0.6)	1.2	(14.9)	1.1
Ohio - Toledo, Ohio	1,060	(6.1)	6.4	(3.6)	6.7
Pennsylvania	468	(6.8)	2.6	(8.1)	2.7
Texas	104	3.4	1.0	12.5	0.9
Total "Same Store" Market Rate	14,421	(4.1)%	100.0%	(0.8)%	100.0%

		Quarter Ended March 31,			
		2003		2002	
EXPENSE GROWTH					
Region	No. of Units	% Change	% of Expense	% Change	% of Expense
Arizona	204	0.3%	1.3%	14.1%	1.4%
Florida	1,128	7.2	10.3	(8.0)	10.3
Georgia	706	6.5	5.5	0.2	5.5
Indiana	836	15.4	5.4	2.9	5.1
Metro D.C.	668	9.9	4.8	0.4	4.7
Michigan	2,888	6.0	18.0	(2.2)	18.2
North Carolina	276	5.6	1.6	(8.4)	1.6
Ohio - Central Ohio	3,135	1.9	18.3	2.1	19.2
Ohio - Northeastern Ohio	2,778	9.6	22.7	(3.1)	22.3
Ohio - Northeastern - Congregate Care	170	4.8	2.3	11.1	2.4
Ohio - Toledo, Ohio	1,060	10.9	5.9	7.2	5.7
Pennsylvania	468	18.4	3.1	7.8	2.8
Texas	104	13.8	0.8	(5.6)	0.8
Total "Same Store" Market Rate	14,421	7.4%	100.0%	(0.6)%	100.0%

		Quarter Ended March 31,			
		2003		2002	
NOI GROWTH					
Region	No. of Units	% Change	% of NOI	% Change	% of NOI
Arizona	204	(19.6)%	1.2%	(22.5)%	1.3%
Florida	1,128	(14.3)	9.1	19.0	9.2
Georgia	706	(18.2)	3.0	(17.0)	3.1
Indiana	836	(17.4)	6.3	2.6	6.6
Metro D.C.	668	(4.5)	8.6	8.2	7.8
Michigan	2,888	(11.7)	22.0	(5.7)	21.5
North Carolina	276	(30.6)	1.3	(12.4)	1.6
Ohio - Central Ohio	3,135	(7.2)	20.7	3.7	19.2
Ohio - Northeastern Ohio	2,778	(16.8)	17.6	11.3	18.2
Ohio - Northeastern - Congregate Care	170	(113.3)	-	(85.5)	0.4
Ohio - Toledo, Ohio	1,060	(20.1)	7.0	(9.3)	7.6
Pennsylvania	468	(28.9)	2.2	(18.6)	2.6
Texas	104	(6.1)	1.0	30.3	0.9
Total "Same Store" Market Rate	14,421	(13.6)%	100.0%	(0.9)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
As of March 31, 2003 and March 31, 2002

RENTAL

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q1 2003	Q1 2002	% Change	Q1 2003	Q1 2002	Q1 2003	Q1 2002
Arizona	204	14	$ 622	$ 680	(8.5)%	95.6%	90.7%	47.1%	76.5%
Florida	1,128	7	841	879	(4.3)	88.8	92.6	53.5	50.4
Georgia	706	16	585	608	(3.8)	87.0	86.7	39.7	55.0
Indiana	836	8	689	727	(5.2)	92.9	94.0	45.0	48.3
Metro D.C.	668	17	976	979	(0.3)	95.1	97.0	40.7	45.5
Michigan	2,888	13	657	695	(5.5)	92.1	90.2	47.5	48.1
North Carolina	276	9	515	599	(14.0)	80.1	81.9	43.5	52.2
Ohio - Central Ohio	3,135	11	603	627	(3.8)	92.5	90.9	37.0	49.9
Ohio - Northeastern Ohio	2,778	13	661	695	(4.9)	85.0	90.1	40.9	44.8
Ohio - Northeastern - Congregate	170	21	678	695	(2.4)	64.1	62.9	40.0	23.5
Ohio - Toledo, Ohio	1,060	22	578	626	(7.7)	90.5	94.9	40.0	45.3
Pennsylvania	468	17	551	595	(7.4)	86.1	81.2	35.9	45.3
Texas	104	10	935	911	2.6	97.1	99.0	42.3	34.6
Total/Average "Same Store" Market Rate	14,421	14	$ 663	$ 697	(4.9)%	89.7%	90.5%	42.4%	48.0%

(1)   Represents gross potential rents less vacancies and allowances.

(2)   Represents physical occupancy at the end of the quarter.

(3)   Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4)   Age shown in years.

Associated Estates Realty Corporation
Debt Structure and Share Analysis as of March 31, 2003
(Dollar and share amounts in thousands)

FIXED RATE	Balance Outstanding March 31, 2003	Percentage of Total Debt	Weighted Average Interest Rate
Unsecured	$ 105	0.0%	6.9%
Secured	495,073	91.2%	7.7%
Total fixed rate debt	495,178	91.2%	7.7%
VARIABLE RATE DEBT			
Secured lines of credit [1]	4,000	0.7%	2.8%
Secured	43,634	8.1%	4.5%
Total variable rate debt	47,634	8.8%	4.4%
TOTAL DEBT	$ 542,812	100.0%	7.4%
Interest coverage ratio	1.49:1		
Fixed charge coverage ratio [2]	1.32:1		
Weighted average maturity	6.3 years		

SCHEDULED PRINCIPAL MATURITIES

	Unsecured	Secured	Total
2003[3]	$ -	$ 4,000	$ 4,000
2004	105	17,757	17,862
2005	-	28,815	28,815
2006	-	2,225	2,225
2007		86,348	86,348
Thereafter	-	403,562	403,562
Total	$ 105	$ 542,707	$ 542,812

	Quarter Ended March 31,	
	2003	2002
CAPITALIZED INTEREST		
Interest capitalized	$ (22)	$ (364)
INTEREST RATE SWAP		
Amortization of termination fee [4]	$ (119)	$ (119)
Interest rate swap expense	(216)	-
Total	$ (335)	$ (119)

(1) The Company has two secured lines of credit. The first is a $14.0 million line which bears interest at LIBOR plus 2.0% and matures December 31, 2003. Currently, $4.2 million of letters of credit and a $1.6 million credit risk sublimit relative to derivative transactions limit the amount available under this line to $8.2 million. The second is a $20.0 million line which bears interest at LIBOR plus 1.5% and matures July 31, 2003. Borrowings under this line are currently restricted up to an amount not to exceed $12.6 million.

(2) Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(3) Includes the scheduled maturity on one of the Company's line of credit, the outstanding balance of which was $4.0 million at March 31, 2003.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $37,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Quarter Ended March 31, 2003 and 2002
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	March 31, 2003	December 31, 2002
Real estate, net	$ 97,771	$ 91,046
Other assets	2,425	2,077
	$ 100,196	$ 93,123
Amount payable to the Company	$ -	$ 112
Mortgage payable	75,730	68,852
Other liabilities	1,937	3,238
Equity	22,529	20,921
	$ 100,196	$ 93,123

Beneficial Interest in Operations

	Quarter Ended March 31, 2003	2002
Revenue	$ 1,036	$ 2,144
Cost of operations	634	1,512
Revenue less cost of operations	402	632
Interest income	1	2
Interest expense	(373)	(497)
Depreciation - real estate assets	(271)	(339)
Depreciation - other	(85)	(34)
Amortization of additional investment	(11)	-
Amortization of deferred financing fees	(19)	-
Extraordinary item-extinguishment of debt	-	(6)
Net income (loss)	(356)	(242)
Add: Depreciation in real estate assets	271	339
Amortization of additional investment	11	-
Funds From Operations	$ (74)	$ 97

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share
Lakeshore Village (50.0% Affordable Housing)	108	$ 3,852	$ 1,926
Berkley Manor (49.0% Market Rate)	252	19,422	9,517
Idlewylde Phase I (49.0% Market Rate)	308	17,014	8,337
Idlewylde Phase II (49.0% Market Rate) [1]	535	24,532	12,021
Courtney Chase (24.0% Market Rate) [2] [3]	84	10,910	2,618
Total joint venture debt	1,287	$ 75,730	$ 34,419

[1]   The Company has guaranteed the payment of the total loan which is for a maximum of $30.0 million.

[2]   The Company has guaranteed the payment of the total loan which is for a maximum of $15.8 million.

[3]   Represents units currently available for leasing. Total units when construction is completed will be 288 units.